Exhibit 99.1

EUPRAXIA PHARMACEUTICALS INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Months ended September 30, 2024

(Unaudited and Expressed in U.S. Dollars)

EUPRAXIA PHARMACEUTICALS INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2024

(Unaudited and Expressed in U.S. Dollars)

CONTENTS

CONSOLIDATED BALANCE SHEETS	2

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS	3

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)	4-5

CONSOLIDATED STATEMENTS OF CASH FLOWS	6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	7-24

EUPRAXIA PHARMACEUTICALS INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited and Expressed in U.S. Dollars, except share amounts)

	September 30, 2024	December 31, 2023
ASSETS
Current assets
Cash	$8,661,796	$19,341,756
Prepaid expenses (Note 11(b))	1,122,253	270,710
Amounts receivable (Note 4)	105,930	190,612

Total current assets	9,889,979	19,803,078

Non-current assets
Prepaid expenses	18,430	6,904
Property and equipment, net (Note 5)	370,004	409,587
Right-of-use asset, net (Note 6)	86,489	46,660

Total assets	$10,364,902	$20,266,229

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities (Note 7)	$2,293,956	$3,921,875
Loans payable (Note 8)	—	62,709
Lease liability (Note 9)	78,752	53,316
Payable to Auritec (Note 10)	—	5,000,000
Convertible debt (Note 11(a))	—	10,336,003

Total current liabilities	2,372,708	19,373,903

Non-current liabilities
Lease liability (Note 9)	14,297	—

Total liabilities	2,387,005	19,373,903

Shareholders’ equity
Share capital, without par value; unlimited shares authorized; issued and outstanding: 35,622,553 (December 31, 2023 - 27,282,165 (Note 12(b))	116,318,245	92,913,585
Additional paid-in capital (Notes 12(b), 12(c) and 12(d))	19,491,694	17,510,469
Deficit	(123,494,874)	(105,501,295)
Accumulated other comprehensive loss	(2,794,719)	(2,706,552)

Equity attributable to the owners of the Company	9,520,346	2,216,207
Non-controlling interest	(1,542,449)	(1,323,881)

Total shareholders’ equity	7,977,897	892,326

Total liabilities and shareholders’ equity	$10,364,902	$20,266,229

Nature of business and going concern (Note 1)

Commitments (Note 16)

Subsequent event (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited and Expressed in U.S. Dollars, except share amounts)

	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Expenses
General and administrative (Note 13)	$2,223,356	$1,863,782	$7,324,505	$5,048,186
Research and development (Note 14)	4,049,865	4,758,934	12,197,293	10,820,753

Total expenses	6,273,221	6,622,716	19,521,798	15,868,939
Other income/(expenses)
Interest income	304,342	193,875	941,937	509,179
Interest expense (Note 18)	(451)	(320,466)	(603,436)	(913,713)
Gain (loss) on sale of equipment (Note 5)	—	—	11,368	(4,658)
Foreign exchange gain (loss)	(21,990)	(25,965)	(240,759)	7,010
Change in fair value of financial instruments (Note 11(a))	—	1,879,190	1,200,541	(2,087,491)

Total other income/(expense)	281,901	1,726,634	1,309,651	(2,489,673)

Net loss for the period	$(5,991,320)	$(4,896,082)	$(18,212,147)	$(18,358,612)

Loss attributable to:
Owners of the Company	$(5,943,325)	$(4,721,341)	$(17,993,579)	$(17,993,796)
Non-controlling interest	(47,995)	(174,741)	(218,568)	(364,816)

	(5,991,320)	(4,896,082)	(18,212,147)	(18,358,612)
Foreign currency translation adjustment	124,431	90,538	(88,167)	69,464

Comprehensive loss for the period	$(5,866,889)	$(4,805,544)	$(18,300,314)	$(18,289,148)

Loss per share – basic and diluted (Owners of the Company)	$(0.17)	$(0.18)	$(0.54)	$(0.78)

Weighted average shares outstanding – basic and diluted	35,622,553	25,524,188	33,360,867	23,093,158

The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited and Expressed in U.S. Dollars, except share amounts)

	Number of shares	Amount	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Non-controlling interest	Total
Balance, December 31, 2022	21,593,145	$71,003,225	$16,850,165	$(77,280,499)	$(2,786,366)	$(578,671)	$7,207,854
Share-based payments	—	—	317,419	—	—		317,419
Redemption of warrants	150,000	263,127	(33,591)	—	—		229,536
Redemption of options	500	1,132	(438)	—	—		694
Net loss for the period	—	—	—	(3,895,392)	—	(60,696)	(3,956,088)
Foreign currency translation adjustment	—	—	—	—	(5,521)		(5,521)

Balance, March 31, 2023	21,743,645	$71,267,484	$17,133,555	$(81,175,891)	$(2,791,887)	$(639,367)	$3,793,894
Share-based payments	—	—	426,119	—	—	—	426,119
Redemption of warrants	2,050,484	5,057,531	(466,252)	—	—	—	4,591,279
Redemption of options	1,100	5,204	(2,094)	—	—	—	3,110
Net loss for the period	—	—	—	(9,377,063)	—	(129,379)	(9,506,442)
Foreign currency translation adjustment	—	—	—		(15,553)	—	(15,553)

Balance, June 30, 2023	23,795,229	$76,330,219	$17,091,328	$(90,552,954)	$(2,807,440)	$(768,746)	$(707,593)
Non-brokered private placement, net of transaction costs (Note 12(b)(iii))	3,282,936	15,886,537	—	—	—	—	15,886,537
Share-based payments	—	—	358,875	—	—	—	358,875
Redemption of warrants	185,000	654,330	(233,333)	—	—	—	420,997
Net loss for the period	—	—	—	(4,721,342)	—	(174,741)	(4,896,083)
Foreign currency translation adjustment	—	—	—	—	90,538	—	90,538

Balance, September 30, 2023	27,263,165	$92,871,086	$17,216,870	$(95,274,296)	$(2,716,902)	$(943,487)	$11,153,271

EUPRAXIA PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited and Expressed in U.S. Dollars, except share amounts)

	Number of shares	Amount	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Non-controlling interest	Total
Balance, December 31, 2023	27,282,165	$92,913,585	$17,510,469	$(105,501,295)	$(2,706,552)	$(1,323,881)	$892,326
Overnight marketed public offering, net of transaction costs (Note 12(b)(vi))	8,260,435	22,853,391	—	—	—	—	22,853,391
Share-based payments (Note 12(c))	—	—	213,130	—	—	—	213,130
Redemption of warrants (Notes 12(b)(iv) and 12(d))	79,943	551,246	(214,062)	—	—	—	337,184
Redemption of options (Notes 12(b)(v) and 12(c))	10	23	(9)	—	—	—	14
Net loss for the period	—	—	—	(6,043,038)	—	(113,895)	(6,156,933)
Foreign currency translation adjustment	—	—	—	—	(32,392)	—	(32,392)

Balance, March 31, 2024	35,622,553	$116,318,245	$17,509,528	$(111,544,333)	$(2,738,944)	$(1,437,776)	$18,106,720
Share-based payments (Note 12(c))	—	—	1,474,920	—	—	—	1,474,920
Net loss for the period	—	—	—	(6,007,216)	—	(56,678)	(6,063,894)
Foreign currency translation adjustment	—	—	—	—	(180,206)	—	(180,206)

Balance, June 30, 2024	35,622,553	$116,318,245	$18,984,448	$(117,551,549)	$(2,919,150)	$(1,494,454)	$13,337,540
Share-based payments (Note 12(c))	—	—	507,246	—	—	—	507,246
Net loss for the period	—	—	—	(5,943,325)	—	(47,995)	(5,991,320)
Foreign currency translation adjustment	—	—	—	—	124,431	—	124,431

Balance, September 30, 2024	35,622,553	$116,318,245	$19,491,694	$(123,494,874)	$(2,794,719)	$(1,542,449)	$7,977,897

The accompanying notes are an integral part of these consolidated financial statements

EUPRAXIA PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited and Expressed in U.S. Dollars)

	Nine months ended September 30, 2024	Nine months ended September 30, 2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(18,212,147)	$(18,358,612)
Cash flows from operating activities
Accrued interest on convertible debt, net of interest paid (Note 11(a))	241,597	473,384
Depreciation (Note 5 and 6)	117,207	114,294
Interest – lease liability	5,172	10,833
Loss (gain) on sale of equipment (Note 5)	(11,368)	4,658
Share-based payments (Note 12(c))	2,195,296	1,102,413
Change in fair value of financial instruments (Note 11(a))	(1,200,541)	2,087,491
Lease payments (Note 9)	(48,354)	(48,892)
Unrealized foreign exchange (gain) loss	224,381	(5,284)
Changes in operating assets and liabilities
Accounts payable and accrued liabilities	(1,585,694)	(68,158)
Prepaid expenses	(829,014)	(116,487)
Payable to Auritec (Note 10)	(5,000,000)	—
Amounts receivable	81,304	20,497

Cash used in operating activities	(24,022,161)	(14,783,863)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment (Note 5)	(59,912)	(23,992)
Proceeds from sale of equipment	28,510	—

Cash provided by (used in) investing activities	(31,402)	(23,992)
CASH FLOWS FROM FINANCING ACTIVITIES
Overnight marketed public offering (net of transaction costs) (Note 12(b)(vi))	22,853,391	—
Non-brokered private placement, net of transaction costs (Note 12(b)(iii))	—	15,886,537
Redemption of warrants (Note 12(d))	337,184	5,241,812
Redemption of options (Note 12 (c))	14	3,804
Repayment of loans (Note 8)	(62,651)	(59,143)
Repayment of convertible debt (Note 11(a))	(9,074,813)	—

Cash provided by financing activities	14,053,125	21,073,010

Increase (decrease) in cash and cash equivalents	(10,000,438)	6,265,155
Foreign exchange effect on cash and cash equivalents	(679,522)	34,907
Cash, beginning of period	19,341,756	18,263,389

Cash, end of period	$8,661,796	$24,563,451

Supplemental disclosure with respect to cash flows (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2024 and 2023

(Unaudited and Expressed in U.S. Dollars, except share amounts)

1.	NATURE OF BUSINESS AND GOING CONCERN

Eupraxia Pharmaceuticals Inc. (the “Company”) was incorporated under the laws of the province of Alberta on May 12, 2011, under the name Plaza Capital Partners Inc. On May 11, 2012, the Company changed its name to Eupraxia Pharmaceuticals Inc. and continued from the province of Alberta to the province of British Columbia.

On October 10, 2012, Eupraxia Holdings, Inc. (“Holdings”) was incorporated under the laws of the State of Delaware, USA. On November 16, 2012, Holdings was registered as an extra-provincial corporation under the laws of the province of British Columbia, Canada. On October 10, 2012, Eupraxia Pharmaceuticals USA, LLC (“Eupraxia USA”) was incorporated under the laws of the State of Delaware. On November 16, 2012, Eupraxia USA was registered as an extra-provincial corporation under the laws of the province of British Columbia. On January 7, 2021, Eupraxia Pharma, Inc. (“Eupraxia Pharma”) was incorporated under the laws of the State of Delaware. On July 4, 2022, Eupraxia Pharmaceuticals Australia Pty Ltd. (“Eupraxia Australia”) was incorporated under the laws of the state of Victoria, Australia. On May 17, 2023, Eupraxia Pharma USA Inc. (“Eupraxia Pharma USA”) was incorporated under the laws of the State of Delaware.

On March 9, 2021, the Company completed its initial public offering on the Toronto Stock Exchange (“TSX”) and began trading under the symbol “EPRX”. On April 5, 2024, the Company began trading on the Nasdaq Capital Market under the symbol “EPRX”.

The Company is a clinical stage biotechnology company leveraging its proprietary Diffusphere™ technology to optimize drug delivery for applications with significant unmet medical need. The address of the Company’s corporate office and principal place of business is 201- 2067 Cadboro Bay Road, Victoria, British Columbia, Canada.

The unaudited interim consolidated financial statements have been prepared on a going concern basis with the assumption that the Company will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. At September 30, 2024, the Company had cash of $8,661,796. The Company has not yet generated revenue from operations. The Company incurred a net loss of $18,212,147 during the nine months ended September 30, 2024, and as of that date, the Company’s accumulated deficit was $123,494,874. As the Company is in the research and development stage, the recoverability of the costs incurred to date is dependent upon the ability of the Company to obtain the necessary funding to complete the research and development of its projects and upon future commercialization or proceeds from the monetization of research activities.

The Company will periodically have to raise funds to continue operations and raised gross proceeds of $25,026,073 (CDN$33,867,784) through an overnight marketed public offering of 8,260,435 Common Shares in March 2024, and a further $31,997,837 (CDN$44,528,190) through a non-brokered private placement of 8,905,638 Series 1 Preferred Shares on October 31, 2024 (see Note 20 – Subsequent Event). Although it has been successful in doing so in the past, there is no assurance it will be able to do so in the future, especially with the ongoing conflicts in the Ukraine and the Middle East affecting the global capital markets. The Company is active in its pursuit of additional funding through potential partnering and other strategic activities as well as grants to fund future research and development activities, and additional equity financing.

The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional funding. There is a risk that in the future, additional financing will not be available on a timely basis or on terms acceptable to the Company. These events and conditions may cast substantial doubt about the Company’s ability to continue as a going concern. The unaudited interim consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2024 and 2023

(Unaudited and Expressed in U.S. Dollars, except share amounts)

2.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) which the Company transitioned to in 2023. These unaudited interim consolidated financial statements include the accounts of the Company and the accounts of its subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, these consolidated financial statements do not include all the information and footnotes required for complete consolidated financial statements and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2023 included in the Company’s 2023 40-F filed with SEC and on SEDAR+ on April 1, 2024.

These unaudited interim consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. The results of operations for the nine months ended September 30, 2024, and 2023 are not necessarily indicative of results that can be expected for a full year. These unaudited interim consolidated financial statements follow the same significant accounting policies as those described in the notes to the audited consolidated financial statements of the Company included in the Company’s 2023 Form 40-F for the year ended December 31, 2023 filed with SEC and on SEDAR+ on April 1, 2024.

Comparative Figures

Comparative figures for the three and nine months ended September 30, 2023, which were previously prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”), have been adjusted as required to be compliant with the Company’s accounting policies under U.S. GAAP.

Change in Reporting Currency to the U.S. Dollar

Effective December 31, 2023, the Company changed its reporting currency to the U.S. dollar (“USD”) from the Canadian dollar (“CDN”). As such, all prior amounts originally reported in CDN are now reported in USD. The change in reporting currency was made to enhance comparability of the Company’s results with other publicly traded companies in the life sciences industry. The Canadian dollar continues to be the functional currency of the Company.

In accordance with ASC 830, the unaudited interim consolidated financial statements of the Company are translated into U.S. dollars using the current rate method. Assets and liabilities are translated at the rate of exchange prevailing at the consolidated balance sheet date. Shareholders’ equity is translated at the applicable historical rate. Revenue, expense and cash flow items are translated at the exchange rate in effect on the transaction dates. Translation gains and losses are reported as a separate component of shareholders’ equity titled Accumulated Other Comprehensive Loss.

The financial information for all prior periods is presented in U.S. dollars as if the U.S. dollar had been used as the reporting currency during those periods.

3.	UPCOMING ACCOUNTING STANDARDS AND INTERPRETATIONS

The Company has reviewed recent accounting pronouncements and concluded that they are either not applicable to the Company or that there was no material impact or no material impact is expected in the unaudited interim consolidated financial statements as a result of future adoption.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2024 and 2023

(Unaudited and Expressed in U.S. Dollars, except share amounts)

4.	AMOUNTS RECEIVABLE

	September 30, 2024	December 31, 2023
GST/HST recoverable	$72,352	$85,879
Taxes receivable	33,578	—
Other refundable tax credits (1)	—	104,733

Total	$105,930	$190,612

(1)	Other refundable tax credits are due to tax incentives for R&D costs incurred by Eupraxia Australia which were refunded during the nine months ended September 30, 2024.

5.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	Computers	Office furniture and equipment	Leasehold Improvements	Lab Equipment	Total
Cost
As at December 31, 2022	70,578	66,399	125,744	473,553	736,274
Additions	18,534	—	—	54,843	73,377
Disposals	(5,488)	—	—	(16,124)	(21,612)
Foreign currency adjustments	2,001	1,597	3,023	12,992	19,613

As at December 31, 2023	85,625	67,996	128,767	525,264	807,652
Additions	13,953	1,263	—	44,696	59,912
Disposals	(2,498)		—	(25,718)	(28,216)
Foreign currency adjustments	(1,592)	(1,371)	(2,604)	(10,398)	(15,965)

As at September 30, 2024	95,488	67,888	126,163	533,844	823,383

Accumulated Depreciation
As at December 31, 2022	42,505	44,026	99,301	106,978	292,810
Depreciation	17,612	4,492	13,849	76,930	112,883
Disposals	(5,162)	—	—	(11,604)	(16,766)
Foreign currency adjustments	1,226	1,149	2,666	4,097	9,138

As at December 31, 2023	56,181	49,667	115,816	176,401	398,065
Depreciation	11,872	2,694	7,002	52,441	74,010
Disposals	(1,553)	—	—	(9,521)	(11,074)
Foreign currency adjustments	(1,005)	(984)	(2,330)	(3,302)	(7,622)

As at September 30, 2024	65,495	51,377	120,488	216,019	453,379

Net Book Value
As at December 31, 2023	$29,444	$18,329	$12,951	$348,863	$409,587

As at September 30, 2024	$29,993	$16,511	$5,675	$317,825	$370,004

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2024 and 2023

(Unaudited and Expressed in U.S. Dollars, except share amounts)

5.	PROPERTY AND EQUIPMENT (continued)

During the three months ended September 30, 2024 and 2023, depreciation expense of $24,908 and $27,989, respectively, was recognized with $2,440 included in general and administrative and $22,468 included in research and development ($4,100 and $23,889 for general and administrative, and research and development in 2023, respectively). During the nine months ended September 30, 2024 and 2023, depreciation expense of $74,010 and $82,215, respectively, was recognized with $13,878 included in general and administrative and $60,132 included in research and development ($16,153 and $66,062 for general and administrative, and research and development in 2023, respectively).

6.	RIGHT-OF-USE ASSET

On May 13, 2024, the Company extended the lease of the office space until November 30, 2025. The lease extension increased the right-of-use asset by $78,580. The following table presents details of movement in the carrying value of the right-of-use asset:

	September 30, 2024	December 31, 2023
Balance, beginning	$46,660	$87,286
Depreciation	(43,197)	(42,644)
Lease extension	78,580	—
Foreign Exchange	4,446	2,018

Balance, ending	$86,489	$46,660

During the three months ended September 30, 2024 and 2023, depreciation expense of $12,851 and $10,727 respectively, was recognized with $4,706 included in general and administrative and $8,145 included in research and development in 2024 ($4,053 and $6,674 for general and administrative, and research and development in 2023, respectively). During the nine months ended September 30, 2024 and 2023, depreciation expense of $43,197 and $32,079 respectively, was recognized with $15,436 included in general and administrative and $27,761 included in research and development in 2024 ($11,935 and $20,144 for general and administrative, and research and development in 2023, respectively).

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2024	December 31, 2023
Research and development	$1,396,293	$1,968,263
General and administrative	875,347	1,040,204
Wages and payroll remittances	22,316	18,357
Employee bonus payable(1)	—	858,628
Taxes payable	—	36,423

Total	$2,293,956	$3,921,875

(1)	Bonus relates to corporate bonuses for the year ended December 31, 2023.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2024 and 2023

(Unaudited and Expressed in U.S. Dollars, except share amounts)

8.	LOANS PAYABLE

On September 10, 2021, the Company entered into a Master Loan and Security Agreement (“Loan Agreement”) whereby the Company borrowed $235,000 to purchase production and test equipment (see Note 5 – Property and Equipment).

The Loan Agreement has a term of 36 months commencing September 13, 2021. The Loan Agreement accrues interest at 5.84% per annum with monthly payments (principal and interest) being made on the 1st of each month, beginning October 1, 2021. As part of the agreement, the Company granted the lender first priority interest on the equipment it purchased.

Below is a breakdown of loan balance as at September 30, 2024 and December 31, 2023:

	September 30, 2024	December 31, 2023
Balance, beginning	$62,709	$142,127
Loan repayment	(62,651)	(79,441)
Foreign exchange adjustment	(58)	23

Balance, ending	$—	$62,709

Current portion	$—	$62,709

9.	LEASE LIABILITY

The Company entered into an operating lease agreement for its Victoria, BC facility (of approximately 4,900 square feet of office space). As previously highlighted, the Company extended the term of the lease for 12 months. The lease expires on November 30, 2025.

The cost components of the operating lease were as follows for the years ended September 30, 2024 and 2023:

	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Lease Cost
Operating lease expense	$16,072	$16,344	$48,363	$48,888
Variable lease expense	17,858	17,252	53,724	51,597
Lease term and Discount Rate
Weighted average remaining lease term (years)	1.17	0.67	1.17	0.67
Weighted average discount rate	9.02%	14.00%	9.02%	14.00%

Variable lease costs are payments that vary because of changes in facts or circumstances and include common area maintenance and property taxes related to the premises. Variable lease costs are excluded from the calculation of minimum lease payments.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2024 and 2023

(Unaudited and Expressed in U.S. Dollars, except share amounts)

9.	LEASE LIABILITY

The Company’s future minimum lease payments as of September 30, 2024 are as follows:

Total undiscounted future minimum lease payments	$97,447
Less: imputed interest	(4,398)

Present value of lease liabilities at September 30, 2024	93,049
Current Portion	78,752

Non-current portion	$14,297

During the three months ended September 30, 2024, the Company subleased approximately 616 square feet office space with amounts totaling $6,189 for the three months ended September 30, 2024 ($6,060 – three months ended September 30, 2023) being recorded as a reduction to general and administrative expenses. During the nine months ended September 30, 2024, the subleased amounts totaling $18,403 for the nine months ended September 30, 2024 ($18,271 – nine months ended September 30, 2023) being recorded as a reduction to general and administrative expenses.

During the nine months ended September 30, 2024, Management identified that lease payments should be presented within cash flows from operating activities as opposed to cash flows from financing activities in the consolidated statements of cash flows. As such, Management changed the presentation for the current and comparative periods to conform to the requirements under U.S. GAAP with lease payments of $48,354 for the nine months ended September 30, 2024 ($48,892 for the nine months ended September 30, 2023) being presented within cash flows from operating activities as opposed to cash flows from financing activities.

10.	AURITEC LICENSE AGREEMENT

Eupraxia Pharmaceuticals USA LLC (“Eupraxia LLC”) entered into an amended and restated license agreement with Auritec Pharmaceuticals Inc. (“Auritec”) on October 9, 2018 (as further amended, the “Amended and Restated License Agreement”). Under the terms of the Amended and Restated License Agreement, Auritec has granted Eupraxia LLC an exclusive license (including the right to sublicense to its affiliates and third parties) under the licensed patents held by Auritec and for all the technical information and know-how relating to the technology claimed in the licensed patents held by Auritec with respect to the use of Auritec’s “Plexis Platform” for the delivery of fluticasone in all medical fields (except for otolaryngology and the prevention, treatment and control of all diseases, disorders and conditions of the eye and its adnexa (collectively, the “Excluded Fields”)), to develop, make, have made, manufacture, use, commercialize, sell, sub-license, offer for sale, import, and have imported products for the delivery of fluticasone drug products using the Plexis Platform in all medical fields except the Excluded Fields (“Licensed Products”).

Pursuant to the terms of the Amended and Restated License Agreement, Eupraxia USA LLC has paid $5,000,000 to Auritec (the “Upfront Fee”). In addition, Eupraxia LLC has agreed to pay Auritec up to $30,000,000 upon achievement of certain regulatory and commercial milestones related to products licensed under the Amended and Restated License Agreement (“Licensed Products”) as well as a royalty of 4% of net sales of Licensed Products by Eupraxia LLC or its affiliates, subject to certain reductions.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2024 and 2023

(Unaudited and Expressed in U.S. Dollars, except share amounts)

10.	AURITEC LICENSE AGREEMENT (continued)

The following table summarizes the milestone payment schedule. During the three months ended September 30, 2024, the Company paid $5,000,000 to Auritec upon successful completion of the Phase 2b study.

Milestone Event	Milestone Payment
Successful Completion of a Phase 2b Study	$5,000,000
First OA Regulatory Approval	5,000,000
Second OA Regulatory Approval	5,000,000
Non-OA Indication Regulatory Approval	10,000,000
First calendar year in which aggregate Net Sales by Eupraxia USA, its affiliates and sublicenses exceed $500,000,000	5,000,000

Maximum amount payable	$30,000,000

Eupraxia LLC also agreed to pay to Auritec 20% of sublicensing royalties or other consideration based on net sales of Licensed Products. Eupraxia LLC further agreed to pay Auritec a percentage of Non-Royalty Monetization Revenue (as defined in the Amended and Restated License Agreement), which includes payments received for a sale of Eupraxia LLC or sale or sublicense of a Licensed Product, which percentage ranges from 10% to 30% depending on the development stage of the most-advanced Licensed Product, up to a maximum of $100,000,000. The following table summarizes the Non-Royalty Monetization Revenue percentage schedule:

Date of Execution	Percentage of Non-Royalty Monetization Revenue
Prior to Successful Completion of a Phase 2b Study	30%
After Successful Completion of a Phase 2b Study but prior to Successful Completion of a Phase 3 Study	20%
After Successful Completion of a Phase 3 Study but prior to Regulatory Approval of a Product in the Eupraxia Field from FDA in the United States	15%
After Regulatory Approval of a Product in the Eupraxia Field from FDA in the United States	10%

11.	CONVERTIBLE DEBT

a)	Silicon Valley Bank

On June 21, 2021, the Company entered into a contingent convertible debt agreement (the “Debt Agreement”) with SVB and concurrently drew down, in full, the CDN$10,000,000 principal amount under the Debt Agreement.

The Debt Agreement had a term of 36 months (or 48 months at SVB’s election) and accrued interest at the greater of 2.45% and the Canadian prime rate, requiring monthly interest payments. An additional payment in kind accrued interest at a rate of 7% per annum, which was partially settled at maturity. During the nine months ended September 30, 2024, the Canadian prime rate ranged from 6.45% - 7.20%. During the nine months ended September 30, 2023, the Canadian prime rate ranged from 6.45% - 7.20%.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2024 and 2023

(Unaudited and Expressed in U.S. Dollars, except share amounts)

11.	CONVERTIBLE DEBT (continued)

a)	Silicon Valley Bank

On June 21, 2024, the loan under the Debt Agreement matured and a portion of the balance of $4,494,795 (CDN$6,161,016) was paid to SVB representing principal and interest. On September 11, 2024, the remaining balance of $4,580,018 (CDN$6,204,092) was paid to SVB representing the remaining principal and interest. This payment extinguished the liability the Company had with SVB.

The convertible debt balance is comprised of the following:

Balance - December 31, 2022	$8,741,996
Accrued interest	1,162,773
Interest paid	(591,170)
Change in fair value	836,595
Foreign exchange	185,809

Balance - December 31, 2023	$10,336,003
Accrued interest	601,637
Interest paid	(360,040)
Change in fair value	(1,200,541)
Loan repayment	(9,074,813)
Foreign exchange	(302,246)

Balance - September 30, 2024	$—

b)	Yabema Capital Limited

On August 1, 2024, the company entered into a new CDN$12 million convertible debt facility (the “Convertible Debt Facility”). Under the Convertible Debt Facility, Yabema Capital Limited and other current Eupraxia shareholders (together, the “Lenders”) will make available for drawdown an aggregate amount of CDN$12 million for a period of 120 days following entry into the agreement The Convertible Debt Facility will mature 24 months from August 1, 2024 (the closing date) and can be extended for an additional 12 months at the Lenders’ option. The decision to draw on the facility within 120 days of closing is at the discretion of Eupraxia and is subject to the full and final release of the Debt Agreement.

The aggregate unpaid principal amount and any accrued and unpaid interest thereon will be convertible at the discretion of the lenders into Eupraxia common shares at a conversion price equal to CDN$4.84375 per common share.

The Company granted the Lenders a security interest in all of its assets, excluding its patents and other intellectual property,

Commitment fees of $351,597 (CDN$480,000) related to the convertible debt were paid during the three and nine months ended September 30, 2024. Since there has not been a drawdown on the Convertible Debt during the period, the fees have been included in current prepaid expense.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2024 and 2023

(Unaudited and Expressed in U.S. Dollars, except share amounts)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY

a)	Authorized

•	An unlimited number of Common shares, with no par value, with one vote per share.

•	An unlimited number of Preferred shares, with no par value (none have been issued to date).

b)	Issued

Capital transactions which took place during the year ended December 31, 2023, are as follows:

i)

During the year ended December 31, 2023, 2,385,484 common shares were issued on the exercise of warrants for gross proceeds of $5,241,811. The weighted average share price during the period in which these warrants were exercised was CDN$7.15. On exercise, $733,177 was transferred from additional paid-in capital to share capital.

ii)

During the year ended December 31, 2023, 20,600 common shares were issued on the exercise of options for gross proceeds of $30,059. The weighted average share price during the period in which these options were exercised was CDN$2.00. On exercise, $18,776 was transferred from additional paid-in capital to share capital.

iii)

On August 18, 2023, the Company closed a non-brokered private placement (the “Private Placement”). Pursuant to the Private Placement, the Company issued 3,183,875 common shares at a price of CDN$7.00 per Common share for aggregate gross proceeds of $16,445,635. The Company incurred cash costs of issuing shares of $559,098. In addition, the Company issued 99,061 common shares as finder’s fees which were valued at $511,681.

Capital transactions which took place during the nine months ended September 30, 2024.

iv)

During the nine months ended September 30, 2024 79,943 common shares were issued on the exercise of warrants for gross proceeds of $337,184. The weighted average share price during the period in which these warrants were exercised was CDN$5.50. On exercise, $214,062 was transferred from additional paid-in capital to share capital.

v)

During the nine months ended September 30, 2024, 10 common shares were issued on the exercise of options for gross proceeds of $14. The weighted average share price during the period in which these options were exercised was CDN$5.15. On exercise, $9 was transferred from additional paid-in capital to share capital.

vi)

On March 15, 2024, the Company closed an overnight marketed public offering (the “Offering”). Pursuant to the Offering, the Company issued 8,260,435 common shares at a price of CDN$4.10 for aggregate gross proceeds of $25,026,073, which includes the issuance of 943,435 Shares upon exercise of the over-allotment option.

As consideration for the services rendered by the Underwriter in connection with the Offering, the Company paid the Underwriters a cash commission of $1,501,564 which is equal to 6% of the gross proceeds raised under the Offering. An additional $309,652 in legal and agents’ expenses were also paid to the Underwriters. The Company incurred an additional $361,466 in share issuance costs associated with the Offering.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2024 and 2023

(Unaudited and Expressed in U.S. Dollars, except share amounts)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

c)	Options

Under the Amended Stock Option Plan (the “Amended Plan”), approved by the Board of Directors on October 27, 2021, and ratified by Shareholders on December 3, 2021, the Board of Directors may grant stock options to directors, officers, employees and consultants of the Company up to an aggregate of 18.5% of the Company’s then issued and outstanding common shares.

Options granted under the Amended Plan have lives of up to ten years from the date of grant. The vesting schedule of all granted options is determined at the discretion of the Board. Unless otherwise determined by the Board, in its sole discretion, all grants of options will vest over a three-year period, with the first twenty-five percent (25%) of the Options vesting on the date of grant, and the remaining options vesting over the following thirty-six-month period in three equal instalments on an annual basis.

The following table summarizes the Company’s option transactions:

	Number of options	Weighted average exercise price (CDN$)
Outstanding, December 31, 2022	3,306,450	$6.18
Exercised	(20,600)	2.00
Cancelled	(24,800)	3.73
Granted	257,200	6.91

Outstanding, December 31, 2023	3,518,250	$6.27
Exercised	(10)	1.90
Cancelled	(40,750)	6.58
Granted	1,588,880	3.93

Outstanding, September 30, 2024	5,066,370	$5.54

Share-based payments for the three months ended September 30, 2024, were $507,246 (2023 - $358,875) (See Note 13 – General & Administrative Expenses and Note 14 – Research & Development Expenses for breakdown by function).

Share-based payments for the nine months ended September 30, 2024, were $2,195,296 (2023 - $1,102,413) (See Note 13 – General & Administrative Expenses and Note 14 – Research & Development Expenses for breakdown by function).

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2024 and 2023

(Unaudited and Expressed in U.S. Dollars, except share amounts)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

c)	Options (continued)

As of September 30, 2024, the unrecognized stock-based compensation expense related to the non-vested stock options was $1,837,479, which is expected to be recognized over a weighted-average period of 2.56 years.

Grant Date	Options Outstanding	Options Exercisable	Exercise Price (CDN$)	Expiry Date	Remaining Contractual Life (years)
Sep 27, 2015	181,250	181,250	$8.00	Mar 31, 2025	0.50
Nov 2, 2015	95,000	95,000	$8.00	Nov 2, 2025	1.09
Mar 5, 2018	446,000	446,000	$8.00	Mar 5, 2028	3.43
Mar 9, 2021	1,063,750	1,063,750	$8.00	Mar 9, 2031	6.44
May 3, 2021	257,000	257,000	$8.00	May 3, 2031	6.59
Dec 9, 2021	60,000	57,500	$2.02	Dec 9, 2031	7.20
Mar 31, 2022	382,990	284,865	$1.90	Mar 31, 2032	7.51
Dec 9, 2022	734,300	407,983	$3.85	Dec 9, 2032	8.20
May 18, 2023	180,000	90,000	$6.84	May 18, 2033	8.64
May 30, 2023	17,200	8,600	$6.75	May 30, 2033	8.67
Sep 27, 2023	60,000	30,000	$7.16	Sep 27, 2033	9.00
May 13, 2024	1,456,880	576,720	$3.96	May 13, 2034	9.62
May 28, 2024	50,000	25,000	$3.82	May 28, 2034	9.66
August 9, 2024	82,000	25,500	$3.48	Aug 9, 2034	9.86

	5,066,370	3,549,168	$5.54		7.33

Options granted during the nine months ended	September 30, 2024	September 30, 2023
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%
Weighted average annual volatility	78.92%	79.60%
Weighted average risk-free interest rate	3.70%	3.54%
Weighted average expected option life	5.56 years	5.75 years
Weighted average share price (CDN$)	$3.93	$6.91
Weighted average exercise price (CDN$)	$3.93	$6.91
Weighted average fair value of options granted (CDN$)	$2.68	$4.78

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2024 and 2023

(Unaudited and Expressed in U.S. Dollars, except share amounts)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

d)	Warrants

The following table summarizes the Company’s warrant transactions:

	Number of warrants	Weighted average exercise price (CDN$)
Outstanding December 31, 2022	11,504,814	$4.95
Exercised	(2,385,484)	2.90

Outstanding December 31, 2023	9,119,330	$5.49
Exercised	(79,943)	5.62
Expired	(231,110)	5.88

Outstanding September 30, 2024	8,808,277	$5.48

As at September 30, 2024, the following warrants were outstanding:

Expiry date	Exercise price (CDN$)	Remaining contractual life (years)	Warrants outstanding and exercisable
120 days after holder to be a Director/ Officer or consultant	$0.7572	N/A	243,421
120 days after former spouse ceases to be a Director/ Officer or consultant	0.7572	N/A	137,500
120 days after holder ceases to be a Director/ Officer or consultant(1)	0.4984	N/A	315,500
March 9, 2026	11.20	1.44	2,826,024
April 20, 2026	3.00	1.55	5,196,550
April 20, 2026	2.05	1.55	50,054
April 29, 2026	11.20	1.58	39,228

	$5.48		8,808,277

(1)

Represents unit purchase to acquire 315,500 units consisting of one Common Share and one additional warrant at an exercise price of $0.75CDN. These underlying warrants expire two years from the date of exercise of the primary warrant.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2024 and 2023

(Unaudited and Expressed in U.S. Dollars, except share amounts)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

e)	Class B Non-Voting shares

On January 31, 2021, the Company entered into a contribution agreement with the Chief Scientific Officer of the Company, and certain of the Company’s subsidiaries (the “Contribution Agreement”). Pursuant to the Contribution Agreement, the Company acquired AMDM Holdings Inc., a corporation wholly-owned by the Chief Scientific Officer, which held 5% of the equity interest in the Company’s subsidiary, Eupraxia USA. In exchange, the Company issued to the Chief Scientific Officer 225 non-voting Class B shares (the “Class B Shares”) in Eupraxia Pharma Inc. representing 5% of the outstanding securities of Eupraxia Pharma. The Company holds the remaining 95% of such securities, which consists of 4,275 voting Class A shares.

Each Class B Share is exchangeable into common shares of the Company based on an exchange rate of 2,500 common shares for each Class B Share, subject to adjustments upon the occurrence of certain events, for a total of 562,500 common shares. The Class B Shares are exchangeable by the Chief Scientific Officer at her election, provided that the Company may force the exchange of the Class B Shares into common shares of the Company at any time on or after January 31, 2031, or on or after January 31, 2026, if the Company is listed on a stock exchange and is a reporting issuer in Canada at such time. The Company may also force the exchange of the Class B Shares into common shares if there is a change of control transaction involving the Company, a change in law which makes the exchange necessary or desirable or if there are a de minimis number of Class B Shares outstanding. If the Company is listed on a stock exchange at the time of the applicable exchange, the Company may elect to pay the Chief Scientific Officer cash in lieu of issuing common shares, with such cash amount to be determined based on the then current market price of the common shares of the Company.

13.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are comprised of the following:

	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Office expenses	$110,236	$79,214	$316,215	$268,631
Insurance	291,938	102,261	677,975	276,024
Travel	29,955	107,902	250,646	248,766
Professional fees	507,841	888,665	1,864,993	2,099,130
Public company costs	475,254	73,688	1,270,454	249,128
Salaries and benefits	556,655	432,845	1,624,801	1,343,123
Share based payments (Note 12(c))	251,477	179,207	1,319,421	563,384

Total expenses during the period	$2,223,356	$1,863,782	$7,324,505	$5,048,186

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2024 and 2023

(Unaudited and Expressed in U.S. Dollars, except share amounts)

14.	RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses are comprised of the following:

	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Preclinical	$723,810	$693,337	$1,690,099	$1,342,868
Clinical	223,309	1,066,999	1,590,668	3,500,240
Manufacturing & analytical	1,778,981	1,974,687	4,729,819	3,074,560
Regulatory	62,050	96,912	152,626	290,225

Direct research and development	2,788,150	3,831,935	8,163,212	8,207,893
Pipeline development	—	10,812	—	80,373
Other research and development	142,441	133,300	516,614	440,324
Salaries and benefits	863,505	630,055	2,641,592	1,674,304
Share based payments (Note 12(c))	255,769	179,668	875,875	539,029
Government grants (Note 15)	—	(26,836)	—	(121,170)

Total expenses during the period	$4,049,865	$4,758,934	$12,197,293	$10,820,753

15.	GOVERNMENT GRANTS AND ASSISTANCE

National Research Council – Industrial Research Assistance Program (“NRC-IRAP”)

On October 1, 2021, the Company entered into an agreement with NRC-IRAP for funding support of specified research and development activities during a project phase, commencing on September 1, 2021, and ending on December 15, 2023. Under the agreement, NRC-IRAP would reimburse up to 80% of supported salary costs, and 50% of supported contractor fees to a maximum of $553,185. The Company claimed $26,836 pertaining to the agreement during the three months ended September 30, 2023 ($121,170 for the nine months ended September 30, 2023). There were no amounts claimed during the three and nine months ended September 30, 2024 as the project ended December 31, 2023.

The following table summarizes the government grants and assistance the Company received or accrued during the three and nine months ended September 30, 2024 and 2023:

	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
NRC-IRAP	$—	$26,836	$—	$121,170

Total	$—	$26,836	$—	$121,170

Government assistance of $nil (2023 - $121,170) relating to research and development activities has been offset against research and development expenses.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2024 and 2023

(Unaudited and Expressed in U.S. Dollars, except share amounts)

16.	COMMITMENTS

The Company may be required to make milestone, royalty, and other research and development funding payments under research and development collaboration and other agreements with third parties. These payments are contingent upon the achievement of specific development, regulatory and/or commercial milestones. The Company has not accrued any payments as at September 30, 2024 due to the uncertainty over whether these milestones will be achieved.

Eupraxia has entered into a number of service contracts with its vendors. Some of those contracts have cancellation clauses which state Eupraxia would pay a cancellation fee of between 15% and 100% of the next service milestone if it terminates the contract. As of September 30, 2024, the Company did cancel a contract with one of its vendors which triggered a cancellation fee of $87,598 which was expensed during the nine months ended September 30, 2024. There were no cancelled contracts during the three and nine months ended September 30, 2023.

17.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, payable to Auritec, loans payable and convertible debt.

There were no changes to the Company’s risk exposures or management of risks during the year ended September 30, 2024. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company believes it has no significant credit risk, as its cash, being its primary exposure to credit risk, is with a large Canadian bank. In addition, amounts receivable relate to tax refunds and tax credit owed by various government agencies. The Company’s maximum exposure to credit risk is the carrying value of these financial assets

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial assets. The Company’s approach to managing liquidity risk is to ensure, to the extent possible, that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2024, the Company had cash of $8,661,796 (2023 - $19,341,756) and amounts receivable of $105,930 (2023 – $190,612) in addition to total liabilities of $2,387,005 (2023 - $19,373,903). Management is working on certain strategic alternatives to preserve its liquidity including, but not limited to raising additional capital. There is no assurance, however, that any or all of these alternatives will materialize or that additional funding will be available, if and when needed.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2024 and 2023

(Unaudited and Expressed in U.S. Dollars, except share amounts)

17.	FINANCIAL INSTRUMENTS (continued)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate cash flow risk; and to the extent that the prevailing market interest rates differ from the interest rate on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risk due to its frequency of transactions in U.S. dollars. The Company does not use derivatives to hedge against this risk, however, it does pre-purchase U.S. dollars to cover the majority of anticipated U.S. dollar costs.

At September 30, 2024, the Company held cash of $2,595,605 (2023 – $933,816), had accounts payable of $817,887 (2023 – $1,292,128), a payable owing to Auritec of $nil (2023 - $5,000,000), amounts receivable of $33,578 (2023 – nil) and a loan payable of $nil (2023 – $62,709) denominated in U.S. dollars which were translated to Canadian dollars at 1.3499 (2023 – 1. 3226). The impact of a 10% change in the exchange rates would have an impact of approximately $181,130 (2023 – $542,102) on profit or loss. The Company also has accounts payable of £87,800 (2023 - £676) denominated in Great Britain pound sterling which was translated to Canadian dollars at 1.8080 (2023 – 1.6837). The impact of a 10% change in the exchange rate would have an impact of $11,760 (2023 - $86) on profit and loss. The Company also has cash in accounts payable in Australian dollars and Euros. The impact of a 10% change in the exchanges of these currencies would have an immaterial effect on future cash flows.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk and foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer or by factors affecting all similar financial instruments traded in the market. The Company is not exposed to significant price risk with respect to commodity or equity prices.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2024 and 2023

(Unaudited and Expressed in U.S. Dollars, except share amounts)

17.	FINANCIAL INSTRUMENTS (continued)

Fair Value Measurement

The Company categorizes its financial instruments measured at fair value into one of three different levels depending on the observation of inputs used in the measurement.

Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in active markets

Level 2: Fair value is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Fair value is based on valuation techniques that require one or more significant unobservable inputs

The Company’s financial instruments consist of cash, amounts receivable, accounts payable and accrued liabilities, loans payable and convertible debt. With the exception of the convertible debt, the carrying value of the Company’s financial instruments approximate their fair values due to their short-term maturities.

The following table summarizes information regarding the carrying values of the Company’s financial instruments measured at amortized cost:

Financial assets/liabilities	September 30, 2024	December 31, 2023
Cash	$8,661,796	$19,341,756
Amounts receivable	105,930	190,612
Accounts payable and accrued liabilities	2,293,956	3,921,875
Payable to Auritec	—	5,000,000
Loans payable	—	62,709

See Note 11(a) – Convertible Debt to see the movement in the SVB debt facility (there were no key inputs that affected the valuation since the balance was paid via cash during the three months ended September 30, 2024).

18.	INTEREST EXPENSE

Interest expense is comprised of the following:

	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Interest on SVB debt facility (Note 11(a))	$—	$318,658	$601,637	$907,491
Other interest and accretion	451	1,808	1,799	6,222

Total	$451	$320,466	$603,436	$913,713

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2024 and 2023

(Unaudited and Expressed in U.S. Dollars, except share amounts)

19.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The Company paid interest of $32,251 during the three months ended September 30, 2024 ($157,088 paid during the three months ended September 30, 2023). The Company paid interest of $393,637 during the nine months ended September 30, 2024 ($439,652 paid during the nine months ended September 30, 2023).

The Company received interest of $304,303 during the three months ended September 30, 2024 ($193,881 received during the three months ended September 30, 2023). The Company received interest of $941,898 during the nine months ended September 30, 2024 ($558,382 received during the nine months ended September 30, 2023).

The Company did not have non-cash transactions for nine months ended September 30, 2024. The Company had the following non-cash transactions during the nine months ended September 30, 2023:

•	99,061 common shares (valued at $693,427) were issued as part of the financing on August 18, 2023 as payment of finder’s fees (see Note 12 (b)(iii)).

20.	SUBSEQUENT EVENT

On October 31, 2024, the Company issued 8,905,638 Series 1 Preferred Shares at a price of CDN$5.00 per share for aggregate gross proceeds of $31,997,837 (CDN$44,528,190) by way of a non-brokered private placement. The Preferred Shares rank as a class senior to the Common Shares of the Company with respect to priority in the payment of dividends and the distribution of assets on the dissolution, liquidation or winding up of the Company. The Preferred Shares may be converted at the option of the holder at any time into Common Shares without additional consideration on a one-to-one basis. The Preferred Shares will automatically convert into Common Shares on a one-to-one basis, without additional consideration, in the event that the Common Shares trade at a price above CDN$15.00 per Common Share on the Toronto Stock Exchange (the “TSX”) or The Nasdaq Stock Market LLC (the “Nasdaq”) based on average daily trading volume of at least 50,000 Common Shares during any rolling six-month period. The Preferred Shares will not initially be entitled to any dividends. Following the third anniversary of closing of the Private Placement, and subject to shareholder approval, any unconverted Preferred Shares will be entitled to a quarterly dividend equal to 1.5% (6% annually) of the original issue price, payable in additional Preferred Shares (the “PIK Preferred Shares”). If shareholder approval for the PIK Preferred Shares is not obtained by the third anniversary of closing, the quarterly dividends will be paid in cash at a rate of 2% (8% annually). No dividends will be payable on Common Shares while any Preferred Shares remain issued and outstanding.

Concurrent with the closing of the Private Placement, on October 31, 2024, the Company entered into a Termination and Release Agreement with the Lenders to terminate the Convertible Debt Facility and discharge all security interests (the “Termination Agreement”) (Note 11(b)), in connection with the closing of the Private Placement. Commitment fees of $351,597 (CDN$480,000) that were treated as a prepaid expense will be expensed as other expense in the fourth quarter.